UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934 (Amendment No. 3)

SANDRIDGE MISSISSIPPIAN TRUST I
(Name of Issuer)

Common units of beneficial interest
(Title of Class of Securities)

80007T101
(CUSIP Number)

Christian Olesen, Olesen Value Fund L.P., 60 W. Broad Street, Suite 104, Bethlehem, PA 18018 (610) 866 6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 80007T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Olesen Value Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,894,205
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,894,205
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,894,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 28,000,000 common units of beneficial interest outstanding as of November 5, 2020, as per the Form 10-Q filed on November 12, 2020 with the Securities and Exchange Commission.

SCHEDULE 13D/A

CUSIP No. 80007T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Olesen Value Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,894,205
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,894,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,894,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 28,000,000 common units of beneficial interest outstanding as of November 5, 2020, as per the Form 10-Q filed on November 12, 2020 with the Securities and Exchange Commission.

SCHEDULE 13D/A

CUSIP No. 80007T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christian Olesen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,894,205
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,894,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,894,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* Percentage calculated based on 28,000,000 common units of beneficial interest outstanding as of November 5, 2020, as per the Form 10-Q filed on November 12, 2020 with the Securities and Exchange Commission.

Item 1. Security and Issuer

This Schedule 13D/A relates to common units of beneficial interest (the "Common Units"), of Sandridge Mississippian Trust I (the "Issuer"). The address of the issuer is c/o The Bank of New York Mellon Trust Company, N.A., Trustee, 601 Travis Street, 16th Floor, Houston, Texas 77002.

Item 2. Identity and Background

This Statement is filed by Olesen Value Fund L.P., Olesen Value Fund GP LLC and Christian Olesen. Olesen Value Fund L.P. is a private investment partnership existing under the laws of the State of Delaware. Olesen Value Fund GP LLC, a Pennsylvania limited liability company, is the general partner of Olesen Value Fund L.P. Christian Olesen, a citizen of Denmark, is the managing member of Olesen Value Fund GP LLC. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".

The principal business address of each of the Reporting Persons is 60 W. Broad Street, Suite 104, Bethlehem, Pennsylvania 18018.

Olesen Value Fund L.P. is primarily engaged in the business of investing in securities and other investments. Olesen Value Fund GP LLC is primarily engaged in the business of serving as the general partner of Olesen Value Fund L.P. Christian Olesen's principal occupation is serving as the managing member of Olesen Value Fund GP LLC and Olesen Capital Management LLC. Olesen Capital Management LLC, whose principal business address is 60 W. Broad Street, Suite 104, Bethlehem, PA 18018, is primarily engaged in the business of serving as the investment manager of Olesen Value Fund L.P.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The common units of beneficial interest of the Issuer were acquired in open market transactions by Olesen Value Fund L.P., using its general working capital, for an aggregate purchase price of approx. $292,798. The common units of beneficial interest are held in margin accounts together with other securities, and such margin accounts may from time to time have debit balances.

Item 4. Purpose of Transaction

The Common Units reported in this filing are held for investment purposes. Depending on the Reporting Persons' ongoing evaluation of general market conditions and general matters related to the Issuer, including the Issuer's financial condition and results, the Reporting Persons may determine whether to hold, increase, or decrease their investment in the Common Units through open market, privately negotiated, or any other transactions. Depending on their assessment of the forgoing factors, the Reporting Persons may, from time to time, modify their present intentions as stated in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,894,205 common units of beneficial interest, representing approximately 6.8% of the Issuer's outstanding common units of beneficial interest (based on the 28,000,000 common units of beneficial interest outstanding as of November 5, 2020, as per the Form 10-Q filed on November 12, 2020 with the Securities and Exchange Commission).

(b) Olesen Value Fund L.P. has sole voting power and sole dispositive power with regard to 1,894,205 common units of beneficial interest. Each of Olesen Value Fund GP LLC, Olesen Capital Management LLC and Christian Olesen has shared voting power and shared dispositive power with regard to such common units of beneficial interest.

Each of Olesen Value Fund GP LLC, Olesen Capital Management LLC and Christian Olesen, by virtue of their relationships to Olesen Value Fund L.P. (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the common units of beneficial interest which Olesen Value Fund L.P. directly beneficially owns. Each of Olesen Value Fund GP LLC, Olesen Capital Management LLC and Christian Olesen disclaims beneficial ownership of such shares for all other purposes. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares reported herein.

(c) The following table sets forth all transactions with respect to common units of beneficial interest effected by the persons named above in paragraph (a) of Item 5 during the last 60 days, all of which were open market transactions entered into by Olesen Value Fund L.P.:

9/8/2020	Buy	24,290 units	$0.1202/unit
9/9/2020	Buy	9,961 units	$0.1204/unit
9/11/2020	Buy	80 units	$0.1204/unit
9/14/2020	Buy	1,000 units	$0.1206/unit
9/15/2020	Buy	8,100 units	$0.1251/unit
9/21/2020	Buy	80 units	$0.1401/unit
9/22/2020	Buy	46 units	$0.1403/unit
9/24/2020	Buy	8 units	$0.1403/unit
9/25/2020	Buy	2,000 units	$0.1403/unit
9/28/2020	Buy	48 units	$0.1403/unit
9/30/2020	Buy	4 units	$0.1403/unit
10/1/2020	Buy	2,100 units	$0.1403/unit
10/2/2020	Buy	1,502 units	$0.1403/unit
10/5/2020	Buy	10,120 units	$0.1403/unit
10/6/2020	Buy	7,634 units	$0.1450/unit
10/9/2020	Buy	1 unit	$0.1501/unit
10/12/2020	Buy	1,250 units	$0.1501/unit
10/14/2020	Buy	78 units	$0.1501/unit

10/20/2020	Buy	801 units	$0.1521/unit
10/21/2020	Buy	123,898 units	$0.1600/unit
10/26/2020	Buy	11,350 units	$0.1501/unit
10/27/2020	Buy	13,650 units	$0.1501/unit
11/4/2020	Buy	25,000 units	$0.1401/unit
11/6/2020	Buy	16,607 units	$0.1301/unit
11/9/2020	Buy	1,003 units	$0.1301/unit
11/16/2020	Buy	10,023 units	$0.1275/unit
11/17/2020	Buy	25,000 units	$0.1211/unit

(d) To the best of the Reporting Persons' knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2020
Olesen Value Fund L.P. By: Olesen Value Fund GP LLC, general partner By: /s/ Christian Olesen Name: Christian Olesen Title: Managing Member

Dated: December 10, 2020
Olesen Value Fund GP LLC By: /s/ Christian Olesen Name: Christian Olesen Title: Managing Member

Dated: December 10, 2020
By: /s/ Christian Olesen Name: Christian Olesen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).